UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.   Investment Company Act Rule Number:  811-2631

     Date examination completed:  JUNE 29, 2005

2.   State identification Number:

3.   Exact name of investment company as specified in registration statement:

     CHESTNUT STREET EXCHANGE FUND

4. Address of principal executive office (number, street, city, state, Zip code):

     400 BELLEVUE PARKWAY
     WILMINGTON, DE  19809





     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing General Partners
Chestnut Street Exchange Fund
Wilmington, Delaware

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Chestnut Street Exchange Fund's (the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of April 29, 2005. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, without prior notice to management, as of April 29, 2005, and with respect to agreement of security purchases and sales, for the period from December 31, 2004 (the date of our last examination) through April 29, 2005:

  Confirmation of all securities held by institutions in book entry form, at the Federal Reserve Bank of Boston and the Depository Trust Company. For a sample of securities on the safekeeping reports of PNC Bank, National Association, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that the discrepancies were resolved.

  Reconciliation of all such securities to the books and records of the Fund and the Custodian, PNC Bank, National Association.

  As a supplement done to the satisfactory testing reported in the PFPC, Inc. Fund Accounting and Administration Report on Controls Placed in Operation and Tests of Operating Effectiveness issued pursuant to SAS No. 70, agreement of several security purchases and security sales or maturities since December 31, 2004 from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Chestnut Street
Exchange Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 29, 2005 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Managing General Partners, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

BRIGGS, BUNTING & DOUGHERTY, LLP
Philadelphia, Pennsylvania
June 29, 2005







         MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
     CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Chestnut Street Exchange Fund (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of April 29, 2005, and from December 31, 2004 through April 29, 2005.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of April 29, 2005, and from December 31, 2004 through April 29, 2005, with respect to securities reflected in the investment account of the Company.


CHESTNUT STREET EXCHANGE FUND

/s/Edward Roach
Mr. Edward Roach, President